Mail Stop 4561

February 1, 2010

Mr. Boyd Soussana
Chief Executive Officer
The Estate Vault, Inc.
1110 East Bonneville Ave.
Las Vegas, NV 89101

> **Re: The Estate Vault, Inc.**
> **Item 4.02 Form 8-K**
> **Filed January 28, 2010**
> **File No. 000-53444**

Dear Mr. Soussana:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that the last periodic filing that you filed was your Form 10-Q for the quarterly period ended February 28, 2009. We remind you of your reporting obligations under Section 13 of the Securities Exchange Act of 1934 and the filing deadlines of Form 10-K and Form 10-Q. Please also note that a Form 12b-25 is required to be filed when a periodic filing will be filed late. Please tell us when you plan to file all of your delinquent periodic reports.

Form 8-K filed on January 28, 2010

2.   We note your disclosure that you received a letter from your accountants informing you of the material accounting errors. We further note that you filed this Form 8-K as an Item 4.02(a). In consideration that you received the notice from your accountants, the Form 8-K should be Item 4.02(b). Please revise your filing accordingly.

3.   Please amend your filing to correct the following period endings and form types.

    •   You refer to your Form 10-Q for the period ended November 30, 2008, however this is your year end.
    •   Your reference to the Form 10-Q for the period ending February 29, 2010 filed on December 24, 2009.
    •   Your disclosure that you will amend your November 30, 2009 Form 10-K and your February 29, 2010 Form 10-Q. These filings have not been filed yet.

4.   Amend your filing to provide a brief description in your Form 8-K of the facts underlying the conclusion that previously issued financial statements should no longer be relied up as required by Item 4.02(b)(3).

5.   Please clarify your statement that, "While the Company believed at the time that SB had reviewed the referenced Form 10-K…" and tell us why this statement is necessary in consideration that a signed audit report is included in your Form 10-K for the fiscal year ended November 30, 2008.

6.   We note that you intend to file restated financial statements for the year ended November 30, 2008 and three month period ended February 28, 2009. Please tell us how, and when, you will file them.

7.   When you amend your periodic reports to file your restated financial statements, describe the effect of the restatement on the officers' conclusions regarding the effectiveness of the company's disclosure controls and procedures. We note that you have not provided a separate discussion of your disclosure controls and procedures in your Form 10-K for the fiscal year ended November 30, 2008. Please provide a separate discussion of your disclosure controls and procedures in your amended Form 10-K. See Item 307 of Regulation S-K. If the officers' conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers' conclusions.

8.   Item 4.02(c) of Form 8-K requires you to provide your independent accountant with a copy of the disclosure you are making in response to Item 4.02(b) and request that it furnish you with a letter stating whether it agrees with the

statements you have made in response to Item 4.02(b). If your independent accountant does not agree with your disclosure, it should explain why not. Amend your Form 8-K to file this letter as an exhibit no later than two business days after you receive it.

Exhibit 99.1

9.   We note your accountants, Seale and Beers, CPAs, signed their letter Bale and Beers, CPA's. Please have your accountants explain to us this discrepancy.

* * * * * * *

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please contact Ryan Rohn, Staff Accountant, at (202) 551-3739.

Sincerely,

Stephen Krikorian
Accounting Branch Chief